

February 1, 2012

<u>Via E-Mail</u>
Mr. James F. McCabe, Jr.
Chief Financial Officer
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, NY 10022

> **Re:**   **Steel Partners Holdings L.P.**
> **Amendment 1 to Registration Statement on Form 10**
> **Filed January 20, 2012**
> **File No. 0-54565**

Dear Mr. McCabe:

We reviewed the above-captioned filing and have the following comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>

<u>Results of Operations, page 36</u>

<u>General</u>

1. Please confirm that you do not have any material exposures to sovereign and non-sovereign debt from European countries of concern. If you do have any significant direct or indirect exposures to European debt, please quantify any such exposures by country; discuss how you evaluate risks and uncertainties; and discuss if you have entered into any hedging arrangements to mitigate these risks.

<u>Financial Services, page 42</u>

2. We note your response to prior comment 5 and the additional disclosures that you provided, including the average balance sheets for WebBank on page 44. Based on these disclosures, please revise your filing to fully explain and discuss the exceptionally high loan yields that you earned during 2010 and 2011, including, if applicable, the impact of loans held for sale. In addition, please clarify where and how cash flows related to loans held for sale are presented in your statements of cash flows.

3. We note your response to prior comment 6 and the additional disclosures that you provided on page 46. Please revise your filing to fully explain why you established a wholly owned subsidiary to buy impaired loans from WebBank and disclose where and how these impaired loans are now accounted for in your financial statements.

Critical Accounting Policies and Estimates, page 68

Use of Fair Value Estimates, page 69

4. Please enhance your disclosures to quantify the amounts or percentages of assets and liabilities that you recorded at fair value, including the amounts and percentages at level 1, 2, and 3. Please also enhance your disclosures to discuss and quantify the impact of potential changes in fair estimates on your financial statements.

Quantitative and Qualitative Disclosure About Market Risk, page 71

Risks Relating to Foreign Currency Exchange, page 73

5. We note your response to prior comment 7. Please revise your filing to more fully explain the facts and circumstances regarding the magnitude of the losses that you recorded in 2010 and 2011 from foreign currency financial instruments.

Legal Proceedings, page 90

6. We note your responses to prior comments 9 and 10. Based on your current disclosures and your responses, it continues to appear to us that your conclusions regarding contingencies are not clear. In the first sentence and in your responses, you indicate there are no contingencies for which you believe an additional material loss is reasonably possible. However, in the second sentence and in your detailed disclosures, you appear to indicate that "except as set forth below," there are no contingencies for which you believe an additional material loss is reasonably possible. Please clarify and revise. Also, please explain to us how you could be able to conclude that an additional material loss is not reasonably possible but be unable to provide a range of loss.

Financial Statements

Note 26 – Subsequent Events, page F-166

7. Please confirm that you did not record a gain or loss on the sale of Villa. Please also tell us the nature of and the amounts of any remaining assets and liabilities of DGT after the sale of Villa.

You may contact Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at 202-551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: Via E-Mail
        Jason S. Saltsberg, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        Park Avenue Tower
        65 East 55th Street
        New York, NY 10022